

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

<u>**Via E-mail**</u>
James Cassidy
President
Sagetree Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

     Re: **Sagetree Acquisition Corporation**
               Form 10
               Filed May 30, 2012
               File No. 000-54722

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
   - o Describe how and when a company may lose emerging growth company status;
   - o Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - o State your election under Section 107(b) of the JOBS Act:
   - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
   - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining

that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please refer to the third paragraph. Please revise to clarify the amount and nature of the consideration Tiber Creek receives from target companies. Also revise the disclosure beginning at the bottom of page 18 to clarify the amount and nature of the consideration received by Tiber Creek or your other affiliates from the target companies mentioned in this section.

3.   As a related matter, the disclosure at the top of page 2 that Tiber Creek will pay expenses without repayment until a change in control "is effected" suggests that Tiber Creek will seek reimbursement after the change in control. Please clarify.

4.   Please tell us, with a view toward disclosure, whether Tiber Creek or your other affiliates paid or are paying the expenses of the other blank check companies controlled by your affiliates, the amount of those expenses, and how those costs were recovered. Please also tell us, with a view toward disclosure, the extent of Tiber Creek's assets and whether it has substantial assets and operations other than related to blank check companies of your affiliates.

Search for Target Company, page 11

5.   We note your disclosure that Tiber Creek has entered into agreements with consultants to assist it in locating a target company. Please identify those consultants and describe the nature of the services they provide and consideration paid to them.

6.   Refer to the third paragraph on this page. Please revise to clarify the effect that these methods of "solicitation" have on your ability to issue securities in connection with a business combination transaction in reliance on any exemption from Securities Act registration that prohibits general solicitation. Please also tell us whether, and if so, how, Tiber Creek located the target companies mentioned in the disclosure beginning on page 18 and in reliance on what registration statement or exemption securities were issued.

Recent Blank Check Companies, page 18

7.   Please disclose the nature and amount of all consideration received by your affiliates in connection with or related to each of the transactions mentioned in this section.

8.   Please revise to clarify whether each "change in control" transaction involved a business combination that changed the registrant's status as a shell. Also, with a view toward balancing your disclosure, please revise to disclose the revenues and profits of such companies as of the date of the business combination and as of a recent date.

9.   We note the numerous references to Mr. Cassidy and Mr. McKillop having "retained" shares. Please expand to clarify whether they continue to hold those shares and, if not, when those shares were sold.

Trading of Securities in Secondary Market, page 25

10.   Please provide us your analysis of whether changes to exchange listing standards for reverse merger companies affect your disclosure here and throughout your document regarding the listing of your securities. See, for example, Exchange Act Release No. 65708 (November 8, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                                Sincerely,

                                                /s/ Geoffrey Kruczek for

                                                Assistant Director
                                                Amanda Ravitz

cc: (via E-mail) Lee W. Cassidy